Exhibit 99.1

Qihoo 360 Technology Co. Ltd. Announces Offering of US$550 Million
Convertible Senior Notes

BEIJING, Aug. 27, 2013 -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU) today announced that it plans to offer US$550 million principal amount of convertible senior notes due 2018, subject to market conditions and other factors. Qihoo 360 plans to grant the initial purchasers of the notes a 30-day option to purchase up to an additional US$50 million principal amount of notes to cover over-allotments, if any. The notes will be convertible into Qihoo 360's American Depositary Shares ("ADSs"), with every two ADSs representing three Class A ordinary shares of Qihoo 360. The notes will mature on September 15, 2018. The notes may be redeemed by Qihoo 360 under certain circumstances on or after September 20, 2016.  It is also contemplated that holders will have the right to require Qihoo 360 to repurchase the notes on September 15, 2016 or upon the occurrence of certain fundamental changes. Qihoo 360 anticipates using the proceeds for general corporate purposes. The conversion rate and other terms of the notes have not been finalized and will be determined at the time of pricing of the offering.

The notes are to be offered and sold in a private placement to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended.

The notes, the ADSs deliverable upon conversion of the notes and the Class A ordinary shares represented thereby, have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.
In China:
Tel: +86 10-5878-1574
E-mail: ir@360.cn

In the U.S.:
The Piacente Group, Inc.
Brandi Floberg or Lee Roth
Tel: (212) 481-2050
E-mail: qihu@tpg-ir.com